January 3, 2025

Jing An
Chief Financial Officer
Luckin Coffee Inc.
28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road
Siming District, Xiamen City, Fujian
People   s Republic of China, 361008

       Re: Luckin Coffee Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-38896
Dear Jing An:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services